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                              FIRST KNOX BANC CORP.
                               Mount Vernon, Ohio


                                  EXHIBIT 10(B)




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                              FOR IMMEDIATE RELEASE


FOR FURTHER INFORMATION CONTACT:
--------------------------------

    At Park National Corporation: William T. McConnell, Chairman  614/349-3752
                                  C. Daniel DeLawder, President   614/349-3746
                                  David C. Bowers, CFO            614/349-3708

    At First-Knox Banc Corp.:     Carlos E. Watkins, President    614/399-5581
                                  Gordon E. Yance, CFO            614/399-5500

               PARK NATIONAL CORPORATION AND FIRST-KNOX BANC CORP.
                                 AGREE TO MERGE

         Newark, Ohio, OCTOBER 29, 1996, Park National Corporation (Park) (AMEX
- PRK) and First-Knox Banc Corp. (First-Knox) (NASDAQ - FKBC) jointly announced today that they have signed a definitive agreement that provides for First-Knox Banc Corp. to be merged into Park National Corporation. Under the terms of the agreement, First-Knox stockholders are expected to receive 0.5914 shares of Park common stock for each share of First-Knox common stock in a tax-free exchange. Park National Corporation expects to issue an aggregate of 2,345,000 shares of stock to complete the merger which will be accounted for as a pooling-of-interests. The exact exchange ratio will be determined pursuant to a formula that is based upon, among other things, the market price of Park common stock and the number of shares of First-Knox common stock outstanding or subject to options prior to closing. Using the market price of $48.75 at the close of trading on October 25, 1996, the transaction has an indicated value of $114.3 million. The resulting $2 billion asset bank holding company will rank twelfth in size in Ohio.

         The transaction is currently valued at about $29 per First-Knox share and is 2.38 times First-Knox' September 30 book value and 17.4 times the trailing twelve months First-Knox' per share earnings. A floor provision is provided; however , there is no upper limit to the value of the transaction. The value of the transaction to First-Knox stockholders at the closing will depend on Park's share price during a specified period prior to closing.
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         It is anticipated that the merger will result in annual pre-tax non-interest expense savings of approximately $900,000 in 1997. Additional savings of $1 million are expected in 1998, resulting in total expense reductions in excess of 12 percent. Non-interest expense reductions will be realized from the elimination of redundant back-office operations. With these savings, and a lesser amount of revenue enhancements, the transaction is expected to be accretive to Park's earnings per share in 1998, the first full year of combined operations. Park expects this transaction to significantly enhance the combined company's future earnings.

         With this merger, Park National Corporation will expand into four new counties in the attractive central Ohio banking market. Park will have a total of 51 banking offices in 15 central and southern Ohio counties.

         As of September 30, 1996, Park National Corporation had total assets of $1.511 billion, and stockholder's equity of $145 million. For the nine months ended September 30, 1996, Park earned $20.2 million, or 1.84 percent on average assets and 19.70 percent on average equity.

         As of September 30, 1996, First-Knox Banc Corp. had total assets of $561 million, and stockholders' equity of $48 million. For the nine months ended September 30, 1996, First-Knox earned $4.7 million, or 1.22 percent on average assets and 13.39 percent on average equity.

         On a combined basis, total assets are $2.072 billion, and equity $193 million.

         William T. McConnell, Chairman and CEO of Park, said, "This transaction makes abundant sense; the geographic fit is perfect. Beyond that, First-Knox, an outstanding community bank, is similar in many respects to our other affiliate banks, and the addition of the resources it brings to this marriage will enable Park to achieve further economies of the sort that have driven our earnings in recent years."
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         McConnell added, "First-Knox offers a very high level of customer service, and we want to be sure that it is not reduced in any way by this transaction. In fact we anticipate that First-Knox customers will have new products and services available to them while still enjoying the same level of personal service that has been the trademark of their banks in the past. In keeping with Park's tradition and past practice, decision making will continue at the local level at First-Knox National Bank."

         Carlos E. Watkins, President and CEO of First-Knox Banc Corp., said, "We are very pleased to enter into this agreement with Park. We believe that this transaction will be beneficial to our shareholders, customers and employees. Our shareholders have the opportunity to affiliate with one of the most successful banks in our region, one with a long-term record of superb profitability and outstanding shareholder returns."

         Watkins added, "Park and First-Knox share the same commitment to community banking. First-Knox National Bank will continue under its own name as a separately chartered bank committed to the communities that it serves. Our customers will benefit from a broader range of products and services. We believe that our affiliation with a larger entity will enable our banks to compete more effectively in the years ahead. As part of the Park organization, we will have the resources to compete against the super-regional banks in our market, while maintaining the highly personalized customer service orientation of a community bank."

         McDonald & Company Securities, Inc. is serving as Park's financial advisor and has issued a fairness opinion with regard to this transaction. Danielson Associates, Inc. is serving in a similar capacity for First-Knox and has also issued a fairness opinion for them. The merger is subject to regulatory approvals and the approval of both companies' stockholders. Four members of the First-Knox board of directors will be appointed to the Park board. Closing of the transaction is expected to take place during the second quarter of 1997.



                                      ###

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                                 PRO FORMA DATA
                               September 30, 1996
                     (Dollars in thousands except per share)

                                                                          Pro
                                                        Park            Forma
                                                    National              PNC
                                                 Corporation           & FKBC
                                                 -----------           ------
Total Assets                                      $1,511,206         $2,071,869

Loans                                             $1,064,022         $1,416,093

Investment Securities                             $  325,537         $  503,080

Deposits                                          $1,228,864         $1,655,022

Borrowings                                        $  121,386         $  203,877

Equity                                            $  144,553         $  192,592

Equity/Assets                                           9.57%              9.30%

Reserves                                          $   27,212         $   31,650

Reserves/Loans                                          2.56%              2.24%

Common Shares Outstanding                          7,130,997          9,475,997

Book Value Per Share                              $    20.27         $    20.32

Market Capitalization (at $48.75)                 $  347,636         $  461,955

Non-performing Assets                             $    5,672         $    7,777

Non-performing Loans                              $    5,435         $    7,448

Non-performing Loans/Assets                             0.38%              0.38%

Reserves/Non-performing Loans                         500.68%            424.95%